FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT AUGUST 24, 2006

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Results for the
First Half 2006
Highlights
•	Group revenues increase by 15.9% to EUR 2,328.0 million

•	Group operating income rises by 39.9% to EUR 414.1 million

•	Consolidated net income increases by 53.2% to EUR 284.9 million, earnings per share increase by 57.7%

•	Wireline segment is characterized by strong broadband business partly offsetting ongoing fixed-to-mobile migration

•	Revenue growth in all companies of the wireless segment driven by strong subscriber additions

•	Withdrawal from auction of Mobi 63 demonstrates focus on value creation and provides scope for revision of cash use policy

•	Share buyback program modified from 6% to 10% of share capital

•	Improved outlook for operating income and net income for FY 2006
Note: All financial figures are based on IFRS; if not stated otherwise, all comparisons are given year-on-year.
Consolidated 2Q 06 and 1H 2006 financial statements of Telekom Austria include figures for Mobiltel. A contribution from Mobiltel is not included in 2Q 05 and 1H 2005 results.

Summary

in EUR million (unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Revenues	1,169.4	1,007.9	16.0%	2,328.0	2,008.5	15.9%
Operating income	192.5	126.4	52.3%	414.1	296.0	39.9%
Net income	130.9	75.4	73.6%	284.9	186.0	53.2%
Adjusted EBITDA*	477.5	398.4	19.9%	981.8	830.9	18.2%
Earnings per share (in EUR)	0.28	0.16	74.8%	0.60	0.38	57.7%
Capital expenditure	151.1	130.3	16.0%	272.9	249.5	9.4%

	June 30,	Dec. 31,
in EUR million	2006	2005	% change

Net debt	3,096.1	3,113.7	-0.6%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Vienna, August 23, 2006 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the first half year 2006 and the second quarter ending June 30, 2006.
Year-to-date comparison:
During the first half year 2006, total group revenues increased by 15.9% to EUR 2,328.0 million. Wireline revenues decreased slightly by 0.5% to EUR 1,054.2 million. In the wireless business, revenues increased by 32.0% to EUR 1,399.1 million primarily due to the consolidation of Mobiltel. On a comparable basis, excluding Mobiltel, wireless revenues increased by 6.7% to EUR 1,130.9 million.
Group operating income increased by 39.9% to EUR 414.1 million, benefiting from a substantial increase of 42.5% to EUR 334.4 million in the wireless segment following the acquisition of Mobiltel and from an increase of 28.8% in the wireline segment to EUR 77.8 million due to lower depreciation and amortization charges. Excluding Mobiltel, operating income in the wireless segment increased by 2.3% to EUR 239.9 million.
Group operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 18.2% to EUR 981.8 million during 1H 06, with a 40.5% increase in the wireless segment to EUR 579.3 million more than offsetting a 4.1% decline to EUR 400.8 million in the wireline segment. Excluding Mobiltel, adjusted EBITDA in the wireless segment rose by 1.3% to EUR 417.6 million.
Consolidated net income of the Telekom Austria Group for the first half year 2006 rose by 53.2% to EUR 284.9 million, driven by higher operating income in the wireline and wireless segments. Earnings per share grew by 57.7% to EUR 0.60 during the same period.
Group capital expenditure for tangible and intangible assets increased by 9.4% to EUR 272.9 million during 1H 06 compared to the same period last year primarily as a consequence of the consolidation of Mobiltel.
Net debt decreased slightly by 0.6% to EUR 3,096.1 million at the end of June 2006 compared to EUR 3,113.7 million at the end of December 2005 as cash generated from operations only slightly exceeded cash used in investing and in financing activities.
The net debt to equity ratio (net gearing) increased to 111.6% at the end of June 2006, compared to 106.7% at the end of December 2005 as a result of increased acquisition of treasury shares resulting in lower equity.
The presentation for the conference call and the key figures of the Telekom Austria Group in excel format (,,Key figures 2Q 2006”) are available on our website at www.telekom.at
Results for the first nine months 2006 will be announced on November 14, 2006

Contacts:

Investor Relations Peter E. Zydek Head of Investor Relations Tel: +43 (0) 59059 1 19001 E-Mail: peter.zydek@telekom.at

Corporate Communications Elisabeth Mattes Telekom Austria Group’s Spokeswoman Tel: +43 (0) 1 33161 2730 E-Mail: e.mattes@mobilkom.at
2   Telekom Austria Group: Results for the First Half 2006

Quarterly comparison:
Group revenues increased by 16.0% to EUR 1,169.4 million during 2Q 06. Wireline revenues decreased by 1.9% to EUR 519.3 million as higher revenues from Internet access & media and wholesale voice telephony & Internet could not fully offset the decline in switched voice base traffic and switched voice monthly rental & other revenues.
Wireless revenues increased by 33.1% to EUR 710.9 million in 2Q 06, primarily attributable to the consolidation of Mobiltel. On a comparable basis, excluding Mobiltel, wireless revenues increased by 6.4% to EUR 568.5 million due to higher monthly rental revenues as well as higher roaming revenues.
Group operating income rose by 52.3% to EUR 192.5 million during 2Q 06, reflecting significant increases in both segments. Operating income in the wireline segment increased by 80.1% to EUR 28.1 million due to lower depreciation, amortization and impairment charges as well as cost savings in other operating expenses. Operating income in the wireless segment grew by 47.8% to EUR 163.0 million. On a comparable basis, excluding Mobiltel, wireless operating income increased by 1.5% to EUR 112.0 million due to a significant increase of operating income of 21.1% at Vipnet.
Group operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 19.9% to EUR 477.5 million in 2Q 06. Wireless adjusted EBITDA increased by 42.8% to EUR 285.7 million in 2Q 06 which more than offset the 3.8% decline in wireline adjusted EBITDA to EUR 190.4 million. Excluding Mobiltel, adjusted EBITDA in the wireless segment rose slightly by 0.4% to EUR 201.0 million.
Quarterly net income rose by 73.6% to EUR 130.9 million in 2Q 06 driven by higher operating income. Earnings per share increased by 74.8% from EUR 0.16 in 2Q 05 to EUR 0.28 in 2Q 06.
Group capital expenditure for tangible and intangible assets increased by 16.0% to EUR 151.1 million during 2Q 06 due to the consolidation of Mobiltel and higher investments by mobilkom austria.
Telekom Austria Group: Results for the First Half 2006 3

Group Review
Revenues and operating income by segment
Wireline
Year-to-date comparison:
Wireline revenues decreased slightly by 0.5% to EUR 1,054.2 million during the first half year 2006. Higher revenues from Internet access & media and wholesale voice telephony & Internet could partly offset lower revenues from switched voice base traffic and switched voice monthly rental & other.
Operating income increased by 28.8% to EUR 77.8 million, despite lower wireline revenues, mainly due to lower depreciation and amortization charges.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 4.1% to EUR 400.8 million during the first half 2006 compared to the same period last year as a result of lower revenues and higher expenses. Material expenses rose due to higher material requirements for LAN solutions and more voice customer equipment sold. Interconnection expenses increased as lower national termination costs were offset by higher expenses for international calls as increased volumes translated into higher costs.
Quarterly comparison:
At the end of 1H 06 the ADSL lines (including 117,700 wholesale lines) rose by 28.8% to 637,600 compared to 1H 05. The number of ADSL net adds amounted to 21,600 in 2Q 06 compared to 51,200 in 2Q 05. This is a result of fewer promotions, higher number of unbundled lines added and competition from wireless broadband via UMTS.
Total minutes declined by 9.1% to 1.2 billion. The acceleration compared to the previous quarter was primarily due to lower call volumes during the month of April due to the Easter holidays. In 2005 the Easter holidays took place in the first quarter. Moreover, fixed-to-mobile migration resulted in lower domestic fixed line calls. Including Internet dial-up, total minutes declined by 16.8% to 1.5 billion reflecting the migration of dial-up customers to higher value broadband products.
Telekom Austria further increased its voice market share to 56.3% at the end of 2Q 06 compared to 55.6% at the end of 2Q 05. This was primarily due to successful customer retention as the overall market measured by minutes declined by 9.9% compared to a 9.1% decline of minutes of Telekom Austria. Market share including Internet dial-up increased to 56.6% compared to 55.8% at the end of June 2005.
A changing customer mix as a result of strong customer acceptance of entry level packages in the previous quarters as well as promotions additionally waiving the installation fees in 2Q 06 led to a decline of ADSL ARPU by 5.3% to EUR 28.5 in 2Q 06.
The number of unbundled lines rose to 162,700 at the end of 2Q 06 compared to 97,000 at the end of 2Q 05.
Total wireline revenues decreased by 1.9% to EUR 519.3 million during 2Q 06 compared to the same period last year.
Note: Detailed operational figures of the wireline segment are shown in the appendix on page 20

Wireline
in EUR million (unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Revenues	519.3	529.6	-1.9%	1,054.2	1,059.8	-0.5%
Operating income	28.1	15.6	80.1%	77.8	60.4	28.8%
Adjusted EBITDA*	190.4	197.9	-3.8%	400.8	418.0	-4.1%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
4 Telekom Austria Group: Results for the First Half 2006

This was primarily a result of lower revenues from switched voice base traffic and switched voice monthly & other. Higher revenues from Internet access & media and wholesale voice telephony & Internet partly compensated this decline.
Switched voice traffic revenues decreased by 13.3% to EUR 87.5 million as a result of a lower traffic volume and lower average tariffs. The average voice tariff declined from 7.7 cents per minute in 2Q 05 to 7.4 cents in 2Q 06 mainly as a result of lower fixed-to-mobile tariffs following the reduction of the termination rates.
Revenues from switched voice monthly rental & other fell by 5.8% to EUR 130.6 million due to a lower number of access lines and free installations during sales promotions. At the end of June 2006, the number of access lines declined by 4.2% to 2.73 million compared to end of June 2005.
Higher revenues from event-based premium rate services could not fully compensate lower revenues from payphones resulting in a decline of 7.4% to EUR 11.2 million in revenues from payphones & value added services.
Revenues from data & IT-solutions increased by 1.5% to EUR 103.1 million due to increased demand from corporate customers for IP Voice and corporate network solutions.
Revenues from Internet access & media grew by 11.7% to EUR 65.1 million as a result of a higher number of ADSL lines, albeit with a lower ARPU. Monthly connection fees from the e-card system for public health administration also contributed to this increase.
Revenues from wholesale voice telephony & Internet increased by 4.3% to EUR 94.1 million due to a strong performance of international wholesale more than offsetting a decline of national wholesale revenues driven by fixed-to-mobile substitution and an increase of unbundled lines. Growth of international wholesale revenues was driven by a higher number of minutes sold as well as more minutes being terminated in more expensive international mobile networks.
Other wireline revenues fell slightly by 0.7% to EUR 27.7 million as higher equipment revenues were offset by lower PABX rental revenues.
The significant increase of operating income by 80.1% to EUR 28.1 million in 2Q 06 compared to the same period last year was caused primarily by lower depreciation, amortization and impairment charges and lower operating expenses which more than compensated the decline in revenues.
Depreciation, amortization and impairment charges declined by 10.9% to EUR 162.3 million due to strict capital expenditure management.
Operating expenses declined as lower other operating expenses more than offset higher material expenses and interconnection costs.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) fell by 3.8% to EUR 190.4 million in 2Q 06 as lower operating expenses partly offset the decline of revenues.
The number of customers at Czech On Line was 174,900 at the end of 2Q 06 compared to 212,500 at the end of 2Q 05 primarily due to customers churning from dial up access to broadband access of other operators.
Revenues of Czech On Line grew by 3.5% to EUR 5.9 million in 2Q 06 compared to 2Q 05 as the higher number of DSL and voice customers compensated for a reduction in dial up revenues.
Operating loss increased to EUR 1.0 million in 2Q 06 compared to an operating income of EUR 0.1 million in 2Q 05 due to higher interconnection costs as well as higher subscriber acquisition costs. Adjusted EBITDA amounted to a loss of EUR 0.3 million in 2Q 06 compared to EUR 0.7 million in the same period last year.
Telekom Austria Group: Results for the First Half 2006 5

In response to these developments, Czech On Line has increased its marketing and sales efforts and is investing into own access technology via local loop unbundling.
Wireless
Year-to-date comparison:
Revenues in the wireless segment rose by 32.0% to EUR 1,399.1 million during the first half year of 2006. This growth was primarily driven by the contribution of Mobiltel. On a comparable basis, excluding Mobiltel, wireless revenues increased by 6.7% to EUR 1,130.9 million. All countries contributed to this growth primarily through higher monthly rental revenues as a result of a higher contract subscriber base and a well performing data business with more data subscriptions sold. Also higher roaming revenues in all countries, as well as higher equipment revenues and other revenues contributed to growth in operating revenues.
Operating income increased by 42.5% to EUR 334.4 million and operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 40.5% to EUR 579.3 million mainly due to the contribution of Mobiltel. Excluding Mobiltel, wireless operating income rose by 2.3% to EUR 239.9 million and operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 1.3% to EUR 417.6 million as a result of higher operating revenues.
Quarterly comparison:
As of June 30, 2006, the total number of customers in the wireless segment grew by 89.1% to 9.46 million compared to the same period last year. This is a result of the contribution of Mobiltel as well as a strong increase of net adds throughout the wireless segment. On a comparable basis, excluding Mobiltel, the wireless subscriber base grew by 12.0% to 5.60 million subscribers.
Wireless revenues increased by 33.1% to EUR 710.9 million in 2Q 06 compared to 2Q 05 mainly through the contribution of Mobiltel. On a comparable basis, excluding the contribution from Mobiltel, wireless revenues grew by 6.4% to EUR 568.5 million. All companies contributed to this growth mainly with higher monthly rental and roaming revenues. The increase of monthly rental revenues was due to higher subscriber numbers and a strong performance of the data business. Higher usage in all countries and higher national roaming revenues in Austria and especially in Croatia, where there was no national roaming last year, led to a rise in roaming revenues.
Operating income increased by 47.8% in 2Q 06 to EUR 163.0 million, as higher revenues exceeded a 29.1% increase in wireless expenses. Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 42.8% to EUR 285.7 million in 2Q 06.
On a comparable basis, excluding the effect from the consolidation of Mobiltel, wireless operating income rose by 1.5% to EUR 112.0 million and operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 0.4% to EUR 201.0 million during 2Q 06 compared to 2Q 05.
In the wireless segment data revenues as a percentage of traffic-related revenues amounted to 19.0% in 2Q 06 compared to 17.9% in 2Q 05. On a comparable basis,
Note: Detailed operational figures of the wireless segment are shown in the appendix on page 21 and 22

Wireless
in EUR million (unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Revenues	710.9	534.1	33.1%	1,399.1	1,060.1	32.0%
Operating income	163.0	110.3	47.8%	334.4	234.6	42.5%
Adjusted EBITDA*	285.7	200.1	42.8%	579.3	412.2	40.5%

*	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
6 Telekom Austria Group: Results for the First Half 2006

excluding Mobiltel, data revenues accounted for 21.3% of traffic related revenues as the share of data revenues at Mobiltel was still lower than in other companies of the wireless segment.
mobilkom austria
mobilkom austria attracted 36,100 new subscribers during the quarter and increased its customer base by 5.3% to 3.47 million subscribers at the end of 2Q 06 compared to 3.30 million at the end of 2Q 05. The share of contract subscribers rose to 58.2% at the end of June 2006 compared to 55.5% at the same time previous year. This growth was supported by the “unlimited tariffs” introduced in September last year and data cards.
The market share decreased to 38.5% at the end of June 2006 compared to 39.8% at the same period last year as the low price segment in which other operators are better positioned grew faster than the overall market. Austrian mobile penetration was 109.8% at the end of 2Q 06 compared to 101.2% at the end of 2Q 05.
As a reaction to market dynamics mobilkom austria introduced a no-frills offer under the name of “bob” in July 2006. “bob” is a contract product without a monthly fee offering low priced calls in Austria using mobilkom austria’s network. “bob” offers basic voice service including roaming and SMS. With the no frills offer mobilkom austria intends to react to the growing low-price segment of the market.
In a competitive environment mobilkom austria kept the churn stable at 3.9% in 2Q 06 compared to 4.0% in 2Q 05.
The introduction of the flat-rate “unlimited tariffs” in September 2005 led to an increase of average minutes of use charged per subscriber (MoU) by 15.4% to 156.0 minutes, which could partly offset the impact of lower prices. Furthermore average interconnection revenue per user declined following the reductions of mobile termination rates in November 2005 and January 2006. As a consequence average revenues per user (ARPU) declined by 5.2% to EUR 34.9 partially offset by data ARPU growing by 16.7% to EUR 4.9.
The strong performance of the data business is reflected in data revenues as a proportion of traffic-related revenues which increased from 16.3% during 2Q 05 to 20.2% during 2Q 06. By the end of June 2006, mobilkom austria had already sold about 100,000 Vodafone Mobile Connect Cards and had more than 1 million Vodafone live! customers.
In June mobilkom austria upgraded HSDPA to a speed of 3.6 Mbit/s, an 8-fold increase compared to the speed of UMTS.
The number of SMS increased significantly by 63.9% to 207.3 million in 2Q 06 compared to the same period last year driven by a higher subscriber base and the introduction of the “unlimited tariffs” with an option for unlimited sms against a monthly fee.
Revenues of mobilkom austria increased by 2.8% to EUR 421.9 million during 2Q 06. The increase was primarily a consequence of higher monthly rental and roaming revenues. The increase in monthly rental revenues is a result of a higher number of contract subscribers, a higher number of data subscriptions sold as well as lower discounts granted. Roaming revenues increased as a result of higher traffic volume and higher revenues from national roaming.
Subscriber acquisition costs (SAC) rose by 22.6% to EUR 15.2 million in 2Q 06 and subscriber retention costs (SRC) increased by 2.3% to EUR 18.0 million. SACs increased due to a higher number of gross adds. The average acquisition costs per gross add remained stable. SRCs rose as more handset were replaced albeit offset by a lower average subsidy per handset.
Due to a higher number of gross adds and more handset replacements, operating income decreased by 3.6% to EUR 83.4 million. Additionally the decrease was driven by lower interconnection revenues due to the reduction of the mobile termination rates.
Telekom Austria Group: Results for the First Half 2006 7

Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 2.7% to EUR 146.8 million during 2Q 06.
Mobiltel
Mobiltel increased its subscriber base by 19.2% to 3.86 million at the end of 2Q 06 compared to 3.23 million at the end of 2Q 05. Net adds rose by 200,700 during 2Q 06 compared to 91,200 during the second quarter of the previous year. Mobiltel increased its contract subscriber base to 1.35 million up from 1.12 million in the previous year.
The penetration in Bulgaria increased significantly and stood at 90.6% at the end of 1H 06 compared to 66.0% at the end of 1H 05. Market share decreased to 55.3% at the end of June 2006 versus 62.2% at the same time last year.
Churn increased from 5.1% in 2Q 05 to 5.6% in 2Q 06 due to a higher prepaid churn reflecting a highly competitive market.
Average revenue per user (ARPU) declined from EUR 12.6 in 2Q 05 to EUR 11.3 with an increase of 32.4% of average minutes of use charged per subscriber (MoU) to 61.3 minutes partly offsetting a reduction in average price of approximately 30%.
Mobiltel’s revenues rose by 10.5% to EUR 144.1 million in 2Q 06 compared to the same period last year, primarily as a result of higher traffic revenues, monthly rental and equipment revenues. Traffic revenues increased as a result of a higher number of subscribers and higher usage. The increase of monthly rental revenues was driven by a higher contract subscriber base. More handset sold and higher average prices per handsets led to higher equipment revenues in 2Q 06.
Mobiltel’s operating income increased significantly from EUR 16.1 million in 2Q 05 to EUR 51.0 million primarily as a result of lower amortization charges. 2Q 05 included a one-time amortization on intangible assets due to the final purchase price allocation from a merger of Mobiltel effected in 2004.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) rose by 7.4% to EUR 84.7 million as a result of higher operating revenues more than offsetting higher operating expenses due to higher material, interconnection and roaming expenses.
Vipnet
Vipnet increased its subscriber number considerably by 30.0% to 1.73 million at the end of 2Q 06 compared to the end of 2Q 05. The mobile penetration rate in Croatia was 91.0% at the end of June 2006 up from 67.6% at the end of June 2005. The market share of Vipnet decreased from 44.7% at the end of 2Q 05 to 43.2% at the end of 2Q 06 following the entrance of a new operator in 3Q 05 taking market share from both established operators.
Vipnet launched a no-frills prepaid brand under the name of “tomato” in June 2006. This product offers the cheapest prepaid voice call and SMS services in Croatia. By introducing a second brand Vipnet aims to position itself in the fast growing low price segment of the market without destroying the brand value of the established Vip brand.
In April Vipnet became the first operator to launch a HSDPA network in Croatia.
Churn among both contract and prepaid customers declined from 4.8% to 2.9% mainly as a result of a lower prepaid churn due to adaptation of the definition of prepaid customers in the grace period in 3Q 05.
During 2Q 06 revenues rose by 13.2% to EUR 116.9 million compared to the same period of 2005 primarily driven by higher traffic and roaming revenues. Traffic revenues grew as a result of a higher subscriber base and a strong increase of
8 Telekom Austria Group: Results for the First Half 2006

minutes of use charged per subscriber (MoU) by 18.7% to 88.7 minutes stimulated by lower tariffs. Revenues from roaming increased primarily due to the national roaming agreement with Tele2 signed in June 2005 as well as to an increased number of foreign visitors within Vipnet’s network.
Lower tariffs for on-net calls, lower revenues from termination and promotions with free activation led to a decline in ARPU by 19.7% to EUR 17.1.
Operating income of Vipnet increased by 21.1% to EUR 27.0 million in 2Q 06 compared to the same period last year as a result of higher operating revenues and a decrease of depreciation and amortization charges due to lower capital expenditure.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) increased by 11.0% to EUR 46.6 million as a result of higher operating revenues more than offsetting higher expenses for marketing and sales as well as bad debts.
Si.mobil
Si.mobil’s customer base increased by 6.7% to 392,700 at the end of 2Q 06 compared to the end of 2Q 05. Excluding the impact from a redefinition of active subscribers introduced in July 2005 the customer growth would have been even stronger. The number of contract subscribers increased by 30.5% to 211,200 resulting in an increase of the contract share to 53.8% in 2Q 06, up from 44.0% in 2Q 05.
Si.mobil’s market share rose to 24.0% at the end of 2Q 06 compared to 23.4% at the end of 2Q 05 due to positive market response to marketing campaigns and the exit of a competitor from the Slovenian market. In April 2006, Si.mobil reached an agreement to acquire a part of the competitor’s mobile communication sites in Slovenia for EUR 2.5 million. The sites will be used to enhance the existing network of Si.mobil in terms of capacity and quality.
Slovenian mobile penetration increased from 79.6% at the end of June 2005 to 82.6% at the end of June 2006 with strong performance of all market operators stimulating market growth.
Average revenues per user (ARPU) increased significantly by 22.4% to EUR 19.7 in 2Q 06 primarily due to a larger contract subscriber base and higher traffic volume.
Revenues rose by 32.1% to EUR 31.3 million during 2Q 06 compared to 2Q 05 primarily due to higher traffic revenues, equipment and interconnection revenues.
The increase of traffic revenues was driven by a higher number of subscribers with higher average minutes of use charged per subscriber (MoU) and a higher number of SMS sent. The increase of equipment revenues was a result of a higher number of gross adds with lower average prices per handset. Interconnection revenues rose as more minutes were terminated on Si.mobil’s network.
Operating income decreased from EUR 1.8 million in 2Q 05 to EUR 0.5 million in 2Q 06 due to higher material expenses and other operating expenses such as dealer commissions and marketing expenses.
Operating income before depreciation, amortization and impairment charges (adjusted EBITDA) decreased by 10.3% to EUR 6.1 million during 2Q 06 compared to the same period last year.
Consolidated net profit
Year-to-date comparison:
Net interest expenses increased by 1.3% to EUR 53.9 million as a consequence of lower interest income due to higher interest bearing assets in 1H 2005 from money raised through the issuance of bonds in January 2005 which was finally used in July 2005 for the acquisition of Mobiltel. Furthermore interest expenses were lower as a result of repayment of long term debt.
Telekom Austria Group: Results for the First Half 2006 9

Income tax expenses increased by 22.6% to EUR 74.4 million compared to 1H 05 driven by higher taxable income primarily resulting from the contribution of Mobiltel. This effect was partly offset by a lower average tax rate due to the lower statutory tax rate of 15% in Bulgaria. The effective tax rate was 20.7% in 1H 06 compared to 24.6% in 1H 05.
Net income rose by 53.2% to EUR 284.9 million during the first half year of 2006, benefiting from higher operating income in the wireline and the wireless segments.
Basic and diluted earnings per share increased from EUR 0.38 during 1H 05 to EUR 0.60 during 1H 06.
Quarterly comparison:
During 2Q 06 net interest expenses showed an increase of 8.5% to EUR 28.1 million due to lower interest income as a result of higher interest bearing assets in 2Q 05 partly offset by lower interest expenses due to repayment of loans in 2Q 06.
Income tax expenses increased by 31.9% from EUR 25.4 million in 2Q 05 to EUR 33.5 million in 2Q 06 due to higher taxable income driven by the contribution of Mobiltel. This effect was partly offset by a lower average tax rate. The effective tax rate amounted to 20.4% in 2Q 06 versus 25.2% in 2Q 05 primarily attributable to a lower statutory tax rate in Bulgaria.
Overall, quarterly net income in 2Q 06 rose by 73.6% to EUR 130.9 million and basic and diluted earnings per share rose from EUR 0.16 to EUR 0.28.
Capital expenditure
Year-to-date comparison:
Total capital expenditure for tangible and intangible assets for the first half 2006 increased by 9.4% to EUR 272.9 million. Capital expenditure for tangible assets rose by 6.3% to EUR 236.4 million and for intangible assets increased by 34.7% to EUR 36.5 million.
The decline by 18.9% to EUR 102.1 million of capital expenditure for tangible assets in the wireline segment was caused by lower investments in the broadband access network and lower investments in the core network. Capital expenditure for tangible assets in 1H 05 included one-off capital expenditure of EUR 16.6 million required under the Austrian Telecommunications Interception Ordinance to allow Austrian law enforcement agencies to standardize the data exchange.
Capital expenditure for tangible assets in the wireless segment increased by 39.2% to EUR 134.3 million during the first half year 2006 compared to the same period of last year mainly due to the contribution of Mobiltel. Excluding Mobiltel, wireless expenditure for tangible assets decreased by 6.1% to EUR 90.6 million due to lower investments in Austria.
Capital expenditure for intangible assets in the wireline segment increased slightly by 0.9% to EUR 11.6 million in 1H 06 due to marginally higher investments in billing software and licenses and software for aonDigital TV. Wireless capital expenditure for intangible assets increased by 59.6% to EUR 24.9 million mainly as a result of higher investments for billing software at mobilkom austria.

Capital expenditure
in EUR million (unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Wireline tangible	51.1	69.7	-26.7%	102.1	125.9	-18.9%
Wireless tangible	81.6	47.7	71.1%	134.3	96.5	39.2%
Tangible	132.7	117.4	13.0%	236.4	222.4	6.3%

Wireline intangible	2.1	4.0	-47.5%	11.6	11.5	0.9%
Wireless intangible	16.3	8.9	83.1%	24.9	15.6	59.6%
Intangible	18.4	12.9	42.6%	36.5	27.1	34.7%

Total capital expenditure	151.1	130.3	16.0%	272.9	249.5	9.4%

10 Telekom Austria Group: Results for the First Half 2006

Cash flow and net debt
in EUR million (unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Cash generated from operations	405.5	430.4	-5.8%	726.7	729.5	-0.4%
Cash from (used in) investing activities	-145.3	-137.0	-6.1%	-266.1	-331.6	19.8%
Cash from (used in) financing activities	-244.9	-564.4	56.6%	-474.0	263.5	279.9%
Effect of exchange rate changes	0.6	1.0	40.0%	0.2	1.3	84.6%
Net increase (decrease) in cash and cash equivalents	15.9	-270.0	105.9%	-13.2	662.7	102.0%

	June 30,	Dec. 31,
in EUR million	2006	2005	% change

Net debt	3,096.1	3,113.7	-0.6%
Quarterly comparison:
During 2Q 06, group capital expenditure for tangible and intangible assets increased by 16.0% to EUR 151.1 million. Capital expenditure for tangible assets increased by 13.0% to EUR 132.7 million and for intangible assets increased by 42.6% to EUR 18.4 million.
In the wireline segment, capital expenditure for tangible assets decreased by 26.7% to EUR 51.1 million during 2Q 06 due to lower investments into the broadband access network and lower core net investments. One-off additional capital expenditure of EUR 6.9 million required under the Austrian Telecommunications Interception Ordinance were included in 2Q 05.
In the wireless segment, capital expenditure for tangible assets increased by 71.1% to EUR 81.6 million. On a comparable basis, excluding Mobiltel, capital expenditure for tangible assets increased by 22.2% to EUR 58.3 million primarily due to higher investments in Austria for UMTS and HSDPA, as well as to the acquisition of sites from a competitor in Slovenia which announced its exit from the Slovenian market in April.
Capital expenditure for intangible assets in the wireline segment decreased by 47.5% to EUR 2.1 million due to lower investments in billing software compared to the 2Q 05.
Wireless capital expenditure for intangible assets rose by 83.1% to EUR 16.3 million primarily as a result of higher software investments in Austria.
Cash flow and net debt
Year-to-date comparison:
Cash generated from operations decreased slightly by 0.4% and amounted to EUR 729.5 million.
Cash used in investing activities decreased from EUR 331.6 million to EUR 266.1 million primarily as a result of the payment of EUR 80 million included in the first half 2005 as option price under the call option agreement to purchase Mobiltel.
Cash from financing activities showed an outflow of EUR 474.0 million during the first half year 2006 compared to an inflow of EUR 263.5 million during the same period of the previous year. The difference was primarily caused by the proceeds from the issuance of two bonds in January 2005 with a total face value of EUR 1,000 million.
Quarterly comparison:
During 2Q 06 cash generated from operations decreased by 5.8% to EUR 405.5 million as higher net income and higher amortization and depreciation were offset by a negative impact from working capital movements which was primarily due to a change in accounts payable in 2Q 06.
Higher capital expenditure and lower proceeds from sale of short term investments were the main reasons for the increase of cash used in investing
Telekom Austria Group: Results for the First Half 2006 11

Personnel (full-time employees)	End of period			Average of period
	June 30, 06	June 30, 05	change	1H 06	1H 05	change

Wireline	9,496	9,585	-89	9,529	9,628	-99
Wireless	5,968	3,599	2,369	6,010	3,613	2,397
Total	15,464	13,184	2,280	15,539	13,241	2,298
activities to EUR 145.3 million during 2Q 06 compared to EUR 137.0 million in 2Q 05. This effect could partly be offset by higher proceeds from sale of equipment.
Cash from financing activities showed an outflow in the amount of EUR 244.9 million in 2Q 06 compared to EUR 564.4 million in 2Q 05. This was primarily a result of an increase of short term debt and lower repayments of long term debt despite higher dividend payments and more cash used to acquire treasury shares.
Overall, net debt decreased slightly by 0.6% from EUR 3,113.7 million as of December 31, 2005 to EUR 3,096.1 million as of June 30, 2006 as cash generated from operations only slightly exceeded cash used in investing and in financing activities.
The net debt to equity ratio (net gearing) increased to 111.6% at the end of June, 2006 compared to 106.7% at the end of December, 2005 primarily as a result of the reduction of equity following the acquisition of treasury shares.
Net debt includes long-term debt, short-term borrowings, capital leases, cash and cash equivalents, marketable securities available for sale, short-term financing with related parties as well as financial instruments included in other assets and other current assets. Short-term borrowings are reduced by the short-term portion of cross-border lease obligations.
Personnel
Total group headcount increased to 15,464 employees at the end of June 2006, representing an increase of 2,280 compared to end of June 2005. On a comparable basis, excluding Mobiltel, headcount decreased slightly by 0.9% to 13,062.
The headcount in the wireline segment fell by 89 employees to 9,496 at the end of the first half year 2006 compared to 9,585 at the same time of the previous year. In the wireless segment headcount increased by 2,369 to 5,968 at the end of June 2006. On a comparable basis, excluding Mobiltel, the number of employees in the wireless segment decreased by 33 employees to 3,566.
Other events
On May 24, 2006 Boris Nemsic became Chief Executive Officer of the Telekom Austria Group in addition to his position as CEO of mobilkom austria. Rudolf Fischer became Deputy CEO.
At the AGM held on May 23, 2006 the authorization of the Management Board to acquire treasury shares was extended to the maximum extent legally permitted. During a period of 18 months the company may acquire treasury shares at a minimum price of EUR 10 and a maximum price of EUR 25 per share. The authorization also comprises the use of purchased shares and allows the Management Board among other things to decrease the share capital of the company by up to 10% of shares issued by withdrawing treasury shares without further resolution by the Annual General Meeting and to issue treasury shares to employees of Telekom Austria or one of its affiliated companies with or without consideration.
Based on this authorization, Telekom Austria acquired 6,296,836 treasury shares at an average purchase price of EUR 18.41 for a total amount of EUR 115.9 million in 2Q 06 compared to 3,078,298 treasury share for a total
12 Telekom Austria Group: Results for the First Half 2006

amount of EUR 47.7 million in 2Q 05. As of June 30, 2006, Telekom Austria held 26,780,446 treasury shares reducing shareholders´ equity by a total amount of EUR 431.1 million.
Details of the purchases are published each Tuesday on our corporate website at www.telekom.at/share-buyback
ÖIAG’s stake in Telekom Austria has fallen from 30.2% at the end of December 2005 to approximately 25.4% in June 2006 as a consequence of a partial conversion of an exchangeable bond issued by ÖIAG in 2003.
In May, 2006 Telekom Austria announced the acquisition of the remaining 7.8% stake in Si.mobil. Following the completion of this transaction Telekom Austria Group owns 100% of Si.mobil. Si.mobil has been fully consolidated since 2001.
On April 28, 2006, the second largest operator in Austria closed the acquisition of the fourth largest operator.
The following major subsequent events occurred after June 30, 2006:
On July 31, 2006, Telekom Austria announced the withdrawal from the tender for the acquisition of a stake in the Serbian mobile operator Mobi 63. Telekom Austria decided to stop bidding, once the tender price exceeded the amount that the management believed justified.
On August 2, 2006, Telekom Austria was outbid in the tender for the third mobile license in Slovakia.
On August 7, 2006, Standard & Poor’s Ratings Services upgraded Telekom Austria’s outlook to positive from stable reflecting improved performance and a proven conservative financial policy after the group’s withdrawal from the auction for Serbian mobile operator Mobi 63.
Under the gliding path model, mobilkom austria was obliged to reduce its mobile termination rate to 8.34 Eurocents on July 1, 2006.
On August 22, 2006, Stefano Colombo, the current Chief Financial officer of Telekom Austria Group, announced that he will not seek an extension of his contract which will expire on April 10, 2007.
On August 23, 2006, the management board resolved on a modification of the share buyback program. Under the modified program the company can buy back up to a holding of 50 million shares corresponding to 10% of the share capital instead of up to a holding of 30 million shares or 6% of the share capital. All other parameters of the share buy back program remain unchanged.
Forecast for 2006 and Multiyear Outlook
The results for the second quarter fully support the outlook for the business year 2006 as announced with the publication of the full year results for 2005 and allow for an upward revision of expected growth of operating income and net income. All key financial figures are expected to improve in 2006, primarily driven by the consolidation of Mobiltel for full 12 months.
For the financial year 2006 the Telekom Austria Group expects operating revenues to rise by approximately 5% and adjusted EBITDA by about 10%. Stable depreciation and amortization charges despite the consolidation of Mobiltel and lower interest expenses following the withdrawal from the auction for Mobi 63 allow for a better than expected operating income and net income. Telekom Austria anticipates that operating income and net income will rise by more than 20%. Thus, with a steady payout ratio of 65%, a further increase in the dividend can be expected.
Total capital expenditure for tangible and intangible assets is expected to rise by approximately 8%. Capital expenditure in
Telekom Austria Group: Results for the First Half 2006 13

the wireless segment will rise due to the full-year consolidation of Mobiltel and higher investments in UMTS and HSDPA technologies in order to maintain our technological leadership in a competitive environment. Lower investments in the wireline segment will be unable to compensate for this increase.
In the wireline segment the migration of voice minutes to mobile communications networks is expected to continue in 2006, leading to lower revenues and to a slightly higher than expected decline in adjusted EBITDA. The broadband business in Austria will continue to grow, but will not fully compensate for the decline in traditional voice telephony. Supported by a further reduction in depreciation and amortization charges, operating income in the wireline segment is expected to show strong growth in 2006.
In the wireless segment the contribution from Mobiltel and good performance of our international operations is expected to lead to an increase in operating revenues and to a slightly stronger than expected increase in adjusted EBITDA.
Despite market consolidation in the Austrian market, price competition is expected to remain fierce on the domestic market, whereby much of the expected growth of the wireless segment will be generated by Telekom Austria’s international subsidiaries.
In this environment all companies in the wireless segment will focus on clearly positioning themselves in their respective markets and pushing ahead with the expansion of mobile data services.
During the period of 2005 to 2009, disregarding any possible acquisitions and the impact of regulation on roaming tariffs proposed by the European Commission, Telekom Austria expects operating revenues to grow by a compound annual growth rate (CAGR) of approximately 2%. Adjusted EBITDA in this period should grow on average by approximately 2.5% per annum. Due to a continued decline in depreciation and amortization charges and lower interest expenses as a result of the continued reduction of net debt, Telekom Austria expects net income to rise on an average by roughly 13% per year.
Disclaimer: Although Telekom Austria has conducted diligence customary in acquisitions in Central and Eastern Europe, based on the information to which Telekom Austria was given access during the acquisition process, Telekom Austria has not been involved in the management of Mobiltel until July 12, 2005. Financial data prior to this period are given for comparative purposes only. Telekom Austria does not take responsibility for the correctness of these figures.
This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:
•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditure;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.
14 Telekom Austria Group: Results for the First Half 2006

TELEKOM AUSTRIA AG
Consolidated Balance Sheets

(in EUR million)	June 30, 2006	Dec. 31, 2005
	unaudited	audited

ASSETS
Current assets
Cash and cash equivalents	103.6	116.8
Short term investments	13.9	15.1
Accounts receivable — trade, net of allowances	719.5	714.3
Receivables due from related parties	0.0	0.0
Inventories	111.2	90.9
Prepaid expenses	134.4	121.7
Income taxes receivable	1.1	9.2
Non current assets held for sale	0.9	0.9
Other current assets	42.1	27.6
Total Current Assets	1,126.7	1,096.5

Investments in associates	4.9	3.7
Financial assets long-term	76.8	86.8
Goodwill	1,150.2	1,148.9
Other intangible assets, net	1,574.1	1,664.0
Property, plant and equipment, net	3,372.0	3,583.1
Other assets	4.3	6.0
Deferred tax assets	57.6	68.3
Receivables due from related parties, long-term finance	0.1	0.0
TOTAL ASSETS	7,366.7	7,657.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	746.2	704.1
Accounts payable — trade	446.3	544.2
Provisions and accrued liabilities	164.3	166.3
Payables to related parties	11.0	11.3
Income taxes payable	29.8	6.3
Other current liabilities	180.8	206.9
Deferred income	196.5	199.5
Total Current Liabilities	1,774.9	1,838.6

Long-term debt, net of current portion	2,471.1	2,557.7
Lease obligations, net of current portion	57.3	68.7
Employee benefit obligation	116.8	119.9
Provisions long-term	88.3	85.7
Deferred tax liabilities	30.0	17.9
Other liabilities and deferred income	54.3	50.0
Total Long Term Liabilities	2,817.8	2,899.9

Stockholders’ equity
Common stock, issued and outstanding shares with zero par value	1,090.5	1,090.5
Treasury shares	-431.0	-256.4
Additional capital	460.1	460.1
Retained Earnings	1,647.8	1,624.1
Revaluation reserve	0.1	0.4
Translation adjustments	6.5	0.0
Equity attributable to equity holders of the parent	2,774.0	2,918.7

Minority Interests	0.0	0.1
Total Stockholders’ equity	2,774.0	2,918.8

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	7,366.7	7,657.3

Telekom Austria Group: Results for the First Half 2006 15

TELEKOM AUSTRIA AG
Consolidated Statements of Operations*

			2Q 06	2Q 05	1H 06	1H 05
(in EUR million, except per share information)			unaudited	unaudited	unaudited	unaudited

Operating revenues	a	)	1,169.4	1,007.9	2,328.0	2,008.5
Other operating income			13.8	13.0	27.3	30.9

Operating expenses	b	)
Materials			-85.0	-68.0	-171.7	-137.3
Employee costs, including benefits and taxes			-179.0	-173.2	-366.7	-349.3
Depreciation and amortization			-284.9	-272.0	-565.1	-534.9
Impairment charges			0.0	0.0	-2.5	0.0
Other operating expenses			-442.0	-381.3	-835.2	-721.9
Operating income			192.5	126.4	414.1	296.0

Other income (expense)
Interest income	c	)	4.5	9.6	9.8	17.8
Interest expense	d	)	-32.6	-35.5	-63.7	-71.0
Foreign exchange differences			-0.1	-0.1	-0.2	-0.1
(Loss) Income from investments			0.1	0.4	-0.8	3.8
Equity in earnings of affiliates			-0.2	0.0	0.1	0.2
Income before income taxes, minority interests			164.4	100.8	359.3	246.7

Income tax expense			-33.5	-25.4	-74.4	-60.7
Net income			130.9	75.4	284.9	186.0

Attributable to:
Equity holders of the parent			130.9	75.4	284.9	186.0
Minority interests			0.0	0.0	0.0	0.0

Basic and fully diluted earnings per share			0.28	0.16	0.60	0.38
Weighted-average number of ordinary shares in issuer			475,221,232	491,116,906	478,061,740	492,392,234

a) includes revenues from related parties of			0.8	-8.0	0.6	-0.1
b) includes operating expenses from related parties of			12.8	-0.4	20.2	0.0
c) includes interest income from related parties of			0.0	0.0	0.0	0.0
d) includes interest expense from related parties of			0.0	0.0	0.0	0.0

*	Consolidated 2Q 06 and 1H 2006 financial statements of Telekom Austria include figures for Mobiltel. A contribution from Mobiltel is not included in 2Q 05 and 1H 2005 results.
16   Telekom Austria Group: Results for the First Half 2006

TELEKOM AUSTRIA AG
Consolidated Statements of Cash Flows*

	2Q 06	2Q 05	1H 06	1H 05
(in EUR million)	unaudited	unaudited	unaudited	unaudited

Cash generated from operations
Net Income	130.9	75.4	284.9	186.0
Adjustments to reconcile net income to cash generated from operations
Depreciation, amortization and impairment charges	285.0	272.0	567.7	534.9
Write-offs from investments	0.0	0.0	1.1	0.0
Employee benefit obligation — non cash	0.2	1.1	-1.5	4.3
Allowance for doubtful accounts	13.5	13.8	21.6	20.1
Change in deferred taxes	7.5	15.8	23.0	40.5
Equity in earnings of affiliates less than (in excess of) dividends received	0.2	0.0	-0.1	-0.2
Stock compensation	-2.8	0.6	3.4	6.5
Asset retirement obligation — accretion expense	0.8	0.9	1.6	1.7
Gain/Loss on sale of investments	0.0	-0.2	-0.2	-3.6
Loss on disposal / retirement of equipment	-1.5	1.2	4.8	-4.6
Other	0.0	0.1	0.2	-0.2

	433.8	380.7	906.5	785.4

Changes in assets and liabilities, net of effect of business acquired
Accounts receivable — trade	-17.4	-15.4	-27.0	23.6
Due from related parties	0.0	0.0	-0.4	0.0
Inventories	-6.7	-5.0	-20.3	-8.3
Prepaid expenses and other assets	0.4	27.2	-17.4	15.7
Accounts payable — trade	12.1	56.3	-97.5	-97.1
Employee benefit obligation	-0.8	-2.0	-1.6	-4.3
Accrued liabilities	-10.7	-5.4	-2.3	-0.4
Due to related parties	4.5	-0.5	-0.3	-4.8
Other liabilities and deferred income	-9.7	-5.5	-13.0	19.6

	-28.3	49.7	-179.8	-56.0

Cash generated from operations	405.5	430.4	726.7	729.5

Cash from (used in) investing activities
Capital expenditure, including interest capitalized	-151.1	-130.3	-272.9	-249.5
Sale of subsidiary, net of cash	0.0	0.0	-0.4	0.0
Purchase of call option to acquire equity instruments	0.0	0.0	0.0	-80.0
Proceeds from sale of equipment	5.9	1.0	7.3	15.6
Purchase of investments — short-term	-0.7	-22.9	-0.7	-44.9
Purchase of investments — long-term	-2.0	-0.2	-3.1	-0.9
Sale of American call options	0.0	0.0	0.0	0.0
Proceeds from sale of investments — short-term	2.2	14.9	2.3	27.0
Proceeds from sale of investments — long-term	0.4	0.5	1.4	1.1

Cash used in investing activities	-145.3	-137.0	-266.1	-331.6

Cash from (used in) financing activities
Proceeds from issuance of bonds	0.0	0.0	0.0	989.0
Principal payments on long-term debt	-183.5	-281.5	-237.2	-443.2
Changes in short-term bank borrowings	315.7	-117.2	199.0	-101.7
Purchase of treasury shares	-115.9	-47.8	-174.6	-62.7
Proceeds from treasury stock	0.0	0.0	0.0	0.0
Dividends paid	-261.2	-117.9	-261.2	-117.9

Cash generated from (used in) financing activities	-244.9	-564.4	-474.0	263.5

Effect of exchange rate changes	0.6	1.0	0.2	1.3

Net increase (decrease) in cash and cash equivalents	15.9	-270.0	-13.2	662.7

Cash and cash equivalents at beginning of period	0.0	0.0	116.8	288.2
Cash and cash equivalents at end of period	15.9	-270.0	103.6	950.9

*	Consolidated 2Q 06 and 1H 2006 financial statements of Telekom Austria include figures for Mobiltel. A contribution from Mobiltel is not included in 2Q 05 and 1H 2005 results.
Telekom Austria Group: Results for the First Half 2006 17

TELEKOM AUSTRIA AG
Consolidated Statement of Changes in Stockholders´ Equity (unaudited)

			Additional						Total
	Common	Treasury	paid in	Retained	Revaluation	Translation		Minority	stockholders'
(in EUR million) (unaudited)	stock*	stock**	capital	earnings	Reserve	adjustment	Total	Interest	equity

Balance December 31, 2005	1,090.5	-256.5	460.1	1,624.2	0.4	0.0	2,918.7	0.1	2,918.8
Net unrealized gains on securities, net of EUR 0.1 deferred income tax					-0.3		-0.3		-0.3
Foreign currency translation adj. net of EUR 0.0 deferred income tax						6.4	6.4		6.4
Net income recognized directly in equity							6.1		6.1
Net income				284.9			284.9		284.9
Total recognized income for the period							291.0		291.0
Distribution of dividends				-261.2			-261.2		-261.2
Purchase of Treasury shares		-174.6					-174.6		-174.6
Balance June 30, 2006	1,090.5	-431.1	460.1	1,647.9	0.1	6.4	2,773.9	0.1	2.774.0

*	Number of shares of common stock per June 30, 2006 amounted to 500,000,000 unchanged to December 31, 2005.

**	Number of shares of treasury stock per June 30, 2006 amounted to 26,780,446 compared to 17,497,106 per December 31, 2005 and 10,340,793 per June 30, 2005.
Net Debt

	June 30, 2006	Dec. 31, 2005
(in EUR million)	unaudited	audited

Long-term debt	2,485.0	2,557.7
Short-term borrowings	746.2	704.1
- Short-term portion of capital and cross border lease	-11.4	-9.4
+ Capital lease obligations	0.6	0.6
Cash and cash equivalents, short-term and long term investments	-124.3	-139.3
Net debt	3,096.1	3,113.7

Net debt/equity	-111.6%	-106.7%

Reconciliation from Adjusted EBITDA to Net Income*

	2Q 06	2Q 05	1H 06	1H 05
(in EUR million)	unaudited	unaudited	unaudited	unaudited

Adjusted EBITDA (excluding impairment charges)**	477.5	398.4	981.8	830.9
Impairment charges	0.0	0.0	-2.5	0.0
Consolidated adjusted EBITDA (including impairment charges)**	477.5	398.4	979.3	830.9
Depreciation and amortization	-284.9	-272.0	-565.1	-534.9
Interest income	4.5	9.6	9.8	17.8
Interest expense	-31.8	-34.6	-62.1	-69.3
Accretion expense	-0.8	-0.9	-1.6	-1.7
Foreign exchange differences	0.0	-0.1	-0.2	-0.1
Income/loss from investments	0.1	0.4	-0.8	3.8
Equity in earnings of affiliates	-0.2	0.0	0.0	0.2
Income before income taxes	164.4	100.8	359.3	246.7
Income tax expense	-33.5	-25.4	-74.4	-60.7
Net income	130.9	75.4	284.9	186.0

*	Consolidated 2Q 06 and 1H 2006 financial statements of Telekom Austria include figures for Mobiltel. A contribution from Mobiltel is not included in 2Q 05 and 1H 2005 results.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
18 Telekom Austria Group: Results for the First Half 2006

Operating Results by Segment*

	2Q 06	2Q 05		1H 06	1H 05
(in EUR million)	unaudited	unaudited	% change	unaudited	unaudited	% change

Operating revenues
Wireline	519.3	529.6	-1.9%	1,054.2	1,059.8	-0.5%
Wireless	710.9	534.1	33.1%	1,399.1	1,060.1	32.0%
Other & eliminations	-60.8	-55.8	-9.0%	-125.3	-111.4	-12.5%
Consolidated revenues	1,169.4	1,007.9	16.0%	2,328.0	2,008.5	15.9%

Operating income
Wireline	28.1	15.6	80.1%	77.8	60.4	28.8%
Wireless	163.0	110.3	47.8%	334.4	234.6	42.5%
Other & eliminations	1.4	0.5	180.0%	1.9	1.0	90.0%
Consolidated operating income	192.5	126.4	52.3%	414.1	296.0	39.9%

Adjusted EBITDA**
Wireline	190.4	197.9	-3.8%	400.8	418.0	-4.1%
Wireless	285.7	200.1	42.8%	579.3	412.2	40.5%
Other & eliminations	1.4	0.4	250.0%	1.7	0.7	142.9%
Consolidated adjusted EBITDA**	477.5	398.4	19.9%	981.8	830.9	18.2%

Capital expenditure*

	2Q 06	2Q 05		1H 06	1H 05
(in EUR million)	unaudited	unaudited	% change	unaudited	unaudited	% change

Wireline tangible	51.1	69.7	-26.7%	102.1	125.9	-18.9%
Wireless tangible	81.6	47.7	71.1%	134.3	96.5	39.2%
Tangible	132.7	117.4	13.0%	236.4	222.4	6.3%

Wireline intangible	2.1	4.0	-47.5%	11.6	11.5	0.9%
Wireless intangible	16.3	8.9	83.1%	24.9	15.6	59.6%
Intangible	18.4	12.9	42.6%	36.5	27.1	34.7%

Total Capital expenditure	151.1	130.3	16.0%	272.9	249.5	9.4%

Personnel*

Personnel (full-time employees)	End of period			Average of period
	June 30, 2006	June 30, 2005	change	2Q 06	2Q 05	change

Wireline	9,496	9,585	-89	9,529	9,628	-99
Wireless	5,968	3,599	2,369	6,010	3,613	2,397
Telekom Austria Group	15,464	13,184	2,280	15,539	13,241	2,298

*	Consolidated 2Q 06 and 1H 2006 financial statements of Telekom Austria include figures for Mobiltel. A contribution from Mobiltel is not included in 2Q 05 and 1H 2005 results.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
Telekom Austria Group: Results for the First Half 2006 19

Operational Data Wireline

	June 30,	June 30,
Lines and channels (in ’000):	2006	2005	% change

PSTN access lines	2,319.0	2,412.1	-3.9%
Basic ISDN access lines	406.2	432.8	-6.2%
Multi ISDN access lines	7.3	7.4	-1.6%
Total access lines	2,732.4	2,852.4	-4.2%
Total access channels	3,350.6	3,500.8	-4.3%

ADSL retail access lines	519.9	396.5	31.1%
ADSL wholesale access lines	117.7	98.6	19.4%
Total ADSL access lines	637.6	495.1	28.8%

Traffic minutes (in millions of minutes) during
the period:	2Q 06	2Q 05	% change	1H 06	1H 05	% change

National	866	959	-9.7%	1,820	1,987	-8.4%
Fixed-to-mobile	199	213	-6.5%	404	420	-3.8%
International	101	110	-8.3%	210	225	-6.7%
Total voice minutes	1,166	1,282	-9.1%	2,434	2,632	-7.5%
Internet dial up	366	559	-34.5%	829	1,274	-34.9%
Total wireline minutes	1,532	1,841	-16.8%	3,263	3,907	-16.5%

Total voice market share				56.3%	55.6%
Total market share (incl. Internet dial up)				56.6%	55.8%

Total average voice telephony tariff (EUR/min.)	0.074	0.077	-4.0%	0.075	0.076	-1.6%
Total average Internet dial-up tariff (EUR/min.)	0.017	0.017	0.0%	0.017	0.017	0.0%
ADSL ARPU residential	28.5	30.1	-5.3%	28.6	31.6	-9.5%

	June 30,	June 30,
	2006	2005	% change

Internet subscribers in Austria (’in 000)	1,472.4	1,290.3	14.1%
Czech On Line customers (’in 000)	174.9	212.5	-18.8%

Wireline operating revenues (in EUR million)
(unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Switched voice traffic revenues	87.5	100.9	-13.3%	187.3	202.5	-7.5%
Switched voice monthly rental & other voice telephony revenues	130.6	138.6	-5.8%	263.8	277.8	-5.0%
Payphones & value added services	11.2	12.1	-7.4%	22.0	24.7	-10.9%
Data & IT-solutions including wholesale	103.1	101.6	1.5%	206.7	204.4	1.1%
Internet access & media	65.1	58.3	11.7%	132.4	116.3	13.8%
Wholesale voice telephony & Internet	94.1	90.2	4.3%	186.4	178.4	4.5%
Other	27.7	27.9	-0.7%	55.6	55.7	-0.2%
Total wireline operating revenues	519.3	529.6	-1.9%	1,054.2	1,059.8	-0.5%

20 Telekom Austria Group: Results for the First Half 2006

Operational Data Wireless*

Wireless (EUR million) (unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Revenues	710.9	534.1	33.1%	1,399.1	1,060.1	32.0%
Operating income	163.0	110.3	47.8%	334.4	234.6	42.5%
Adjusted EBITDA**	285.7	200.1	42.8%	579.3	412.2	40.5%
Data as a portion of traffic-related revenues	19.0%	17.9%

Wireless, on a comparable basis, excluding
Mobiltel (EUR million) (unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Revenues	568.5	534.1	6.4%	1,130.9	1,060.1	6.7%
Operating income	112.0	110.3	1.5%	239.9	234.6	2.3%
Adjusted EBITDA**	201.0	200.1	0.4%	417.6	412.2	1.3%
Data as a portion of traffic-related revenues	21.3%	17.9%

	June 30, 06	June 30, 05	% change

Subscribers (’000)	9,458.3	5,002.3	89.1%
Subscribers, on a comparable basis, excluding Mobiltel	5,603.1	5,002.3	12.0%

mobilkom austria*** (EUR million) (unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Revenues	421.9	410.3	2.8%	856.1	833.5	2.7%
Operating income	83.4	86.5	-3.6%	194.7	192.8	1.0%
Adjusted EBITDA**	146.8	150.8	-2.7%	320.4	319.7	0.2%
Monthly ARPU (EUR)	34.9	36.8	-5.2%	34.6	36.1	-4.2%
Data as a portion of traffic-related revenues	20.2%	16.3%		20.9%	16.6%
Subscriber acquisition cost (SAC)	15.2	12.4	22.6%	34.3	35.8	-4.2%
Subscriber retention cost (SRC)	18.0	17.6	2.3%	32.7	34.6	-5.5%
Churn (3 months)	3.9%	4.0%		8.3%	8.4%
Monthly MOU charged/ø subscriber	156.0	135.2	15.4%	152.0	130.9	16.1%

	June 30, 06	June 30, 05	% change

Subscribers (’000)	3,472.8	3,297.7	5.3%
Contract share	58.2%	55.5%
Market share	38.5%	39.8%
Market penetration	109.8%	101.2%

Mobiltel (EUR million) (unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Revenues	144.1	130.4	10.5%	271.0	248.4	9.1%
Operating income	51.0	16.1	216.8%	94.5	84.5	11.8%
Adjusted EBITDA**	84.7	78.9	7.4%	161.7	158.8	1.8%
Monthly ARPU (EUR)	11.3	12.6	-10.3%	11.0	12.3	-10.6%

	June 30, 06	June 30, 05	% change

Subscribers (’000)	3,855.2	3,234.5	19.2%
Contract share	35.0%	34.6%
Market share	55.3%	62.2%
Market penetration	90.6%	66.0%

*	Consolidated 2Q 06 and 1H 2006 financial statements of Telekom Austria include figures for Mobiltel. A contribution from Mobiltel is not included in 2Q 05 and 1H 2005 results.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.

***	The reported operating income represents the contribution of the subsidiaries to the consolidated operating income of operations of Telekom Austria including amortization of fair value adjustments resulting from past business combinations and therefore may deviate from the results of the single financial statements.
Telekom Austria Group: Results for the First Half 2006 21

Operational Data Wireless*

Vipnet* (EUR million) (unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Revenues	116.9	103.3	13.2%	218.0	186.8	16.7%
Operating income	27.0	22.3	21.1%	41.3	37.7	9.5%
Adjusted EBITDA**	46.6	42.0	11.0%	81.3	76.3	6.6%
Monthly ARPU (EUR)	17.1	21.3	-19.7%	16.8	20.1	-16.4%

	June 30, 06	June 30, 05	% change

Subscribers (’000)	1,733.1	1,332.8	30.0%
Contract share	16.0%	16.4%
Market share	43.2%	44.7%
Market penetration	91.0%	67.6%

Si.mobil (EUR million) (unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Revenues	31.3	23.7	32.1%	58.2	45.3	28.5%
Operating income	0.5	1.8	-72.2%	2.4	3.8	-36.8%
Adjusted EBITDA**	6.1	6.8	-10.3%	13.6	13.7	-0.7%
Monthly ARPU (EUR)	19.7	16.1	22.4%	18.9	15.5	21.9%

	June 30, 06	June 30, 05	% change

Subscribers (’000)	392.7	368.1	6.7%
Contract share	53.8%	44.0%
Market share	24.0%	23.4%
Market penetration	82.6%	79.6%

mobilkom liechtenstein (EUR million)
(unaudited)	2Q 06	2Q 05	% change	1H 06	1H 05	% change

Revenues	6.5	3.7	75.7%	12.3	6.0	105.0%
Operating income	1.0	0.5	100.0%	1.6	1.1	45.5%
Adjusted EBITDA**	1.2	0.7	71.4%	2.0	1.4	42.9%

	June 30, 06	June 30, 05	% change

Subscribers (’000)	4.5	3.7	21.6%

*	The reported operating income represents the contribution of the subsidiaries to the consolidated operating income of operations of Telekom Austria including amortization of fair value adjustments resulting from past business combinations and therefore may deviate from the results of the single financial statements.

**	Adjusted EBITDA is defined as net income excluding interest, income tax expense, depreciation and amortization, impairment charges, equity in earnings of affiliates, income/loss from investments and foreign exchange differences. This equals operating income before depreciation, amortization and impairment charges.
22 Telekom Austria Group: Results for the First Half 2006

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Boris Nemsic

Name: Boris Nemsic Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: August 24, 2006